Exhibit 99.1

Akanda Corp. Regains Compliance with Nasdaq Periodic Filing Requirement

Filing of Annual Report on Form 20-F for Fiscal 2025 Restores Compliance with Nasdaq Listing Rule 5250(c)(1)

TORONTO, ON June 12, 2026 — Akanda Corp. (NASDAQ: AKAN) (the “Company” or “Akanda”), today announced that on June 10, 2026, it received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”).

On May 20, 2026, Nasdaq notified the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) as a result of its failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). On June 9, 2026, the Company filed the Form 20-F with the SEC. Accordingly, Nasdaq has determined that the matter is closed.

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For further information contact:

AKANDA CORP. GENERAL ENQUIRIES

E: ir@akandacorp.com

About Akanda Corp.

Akanda Corp., through its cannabis subsidiary with operations in Canada, is seeking to cultivate and distribute high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

First Towers & Fiber Corp., a wholly-owned subsidiary of Akanda Corp., is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include the risks and uncertainties described in Akanda’s filings from time to time with the SEC. Akanda undertakes no obligation to revise or update any forward-looking statements, except as required by applicable laws or regulations, to reflect events or circumstances after the date of this press release.